Exhibit 99.1

Dejour Ties-in 3rd Successful Oil Well at Woodrush

Oil Production Set to Escalate in 2012

Vancouver, Canada, February 13, 2012 -- Dejour Energy Inc. (NYSE-AMEX: DEJ / TSX: DEJ) today announced that the aB-1 oil well at its 75% owned Woodrush project in the Peace River Arch, NE British Columbia, has been successfully completed and tied into production at a current oil production rate of approximately 50 BOPD. This new well’s flow rate is expected to ramp up considerably as the reservoir continues to pressurize with the ongoing water injection program.

"With a successful conclusion to a challenging completion, we believe that this third oil well will deliver approximately 200 BOPD and we will work to maximize oil production to achieve or exceed the desired production profile. Dejour intends to continue injecting approximately 2,500 barrels of water per day into the reservoir to achieve a steady and efficient production profile for the entire Halfway pool and generate sequential increases in oil production over the balance of 2012,” stated Hal Blacker, President and COO of Dejour.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law. The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO Investor Relations – New York

598 – 999 Canada Place, Craig Allison

Vancouver, BC Canada V6C 3E1 Phone: 914.882.0960

Phone: 604.638.5050 Facsimile: 604.638.5051 Email: callison@dejour.com

Email: investor@dejour.com

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